Exhibit 99.161

DIGIHOST TECHNOLOGY INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS) (UNAUDITED)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of Digihost Technology Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars) (Unaudited)

	As at September 30,	As at December 31,
	2021	2020
ASSETS

Current assets
Cash	$17,286,760	$31,250
Digital currencies (note 5)	22,811,962	4,508,042
Amounts receivable and prepaid expenses (note 4)	528,967	12,622
Loan receivable (notes 6 and 16)	141,552	141,552
Total current assets	40,769,241	4,693,466
Property, plant and equipment (note 7)	28,630,044	6,497,634
Right of use assets (note 10)	2,265,002	2,413,720
Intangible asset (note 9)	1,475,568	1,572,500
Goodwill (notes 3 and 8)	1,340,244	1,342,281
Total assets	$74,480,099	$16,519,601

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$1,176,492	$920,914
Lease liabilities (note 11)	122,636	111,672
Loans payable (note 12)	-	2,010,172
Deposit payable	1,788,500	-
Total current liabilities	3,087,628	3,042,758
Lease liabilities (note 11)	2,340,360	2,434,488
Loans payable (note 12)	-	532,911
Deferred tax liability	65,638	65,638
Total liabilities	5,493,626	6,075,795

Shareholders' equity
Share capital (note 13)	54,796,263	12,541,038
Contributed surplus	15,885,980	1,267,551
Cumulative translation adjustment	(526,274)	118,162
Digital currency revaluation reserve	3,933,863	1,982,501
Deficit	(5,103,359)	(5,465,446)
Total shareholders' equity	68,986,473	10,443,806
Total liabilities and shareholders' equity	$74,480,099	$16,519,601

Nature of operations (note 1)

Subsequent event (note 19)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States Dollars) (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue from digital currency mining (note 5)	$5,485,754	$437,813	$15,365,382	$2,366,000
Cost of digital currency mining
Operating and maintenance costs	(1,882,023)	(1,224,911)	(5,234,390)	(2,834,704)
Depreciation and amortization	(891,386)	(1,089,869)	(2,362,810)	(2,543,029)
Gross profit (loss)	2,712,345	(1,876,967)	7,768,182	(3,011,733)

Expenses
Office and administrative expenses	(478,275)	(78,746)	(698,023)	(37,087)
Professional fees	(115,443)	(70,965)	(936,936)	(309,507)
Regulatory fees	(24,756)	(1,549)	(142,086)	(53,320)
Gain on sale of property, plant and equipment	-	-	939,516	-
Loss on settlement of debt	959	-	(278,111)	-
Foreign exchange	1,399,701	-	621,889	-
Gain on sale of digital currency (note 5)	-	10,079	-	25,237
Other income	58,519	-	58,519	44,068
Insurance proceeds	-	-	-	109,900
Share based compensation (note 15)	(2,766,955)	214,207	(6,538,261)	(693,999)
Operating income (loss)	786,095	(1,803,941)	794,689	(3,926,441)
Net financial expenses (note 17)	(59,164)	(19,633)	(273,650)	(48,364)
Net income (loss) for the period	726,931	(1,823,574)	521,039	(3,974,805)

Other comprehensive income (loss)
Items that will be reclassified to net income Foreign currency translation adjustment	(1,452,384)	-	(644,436)	-
Items that will not be reclassified to net income Revaluation of digital currency	3,591,629	164,315	1,951,362	256,195
Total comprehensive income (loss) for the period	$2,866,176	$(1,659,259)	$1,827,965	$(3,718,610)

Basic and diluted income (loss) per share	$0.01	$(0.05)	$0.01	$(0.12)
Weighted average number of subordinate voting shares outstanding - basic and diluted	74,934,331	40,073,661	62,023,064	33,492,221

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars) (Unaudited)

	Nine Months Ended September 30,
	2021	2020
Operating activities
Net income (loss) for the period	$521,039	$(3,974,805)
Adjustments for:
Digital currency sold	-	1,252,948
Gain on sale of digital currency	-	(25,237)
Digital currency mined	(15,365,382)	(2,366,000)
Digital currency received	(47,670)	-
Gain on sale of property, plant and equipment	(939,516)	-
Depreciation of right-of-use assets	148,718	-
Depreciation and amortization	2,214,092	2,543,029
Interest on lease liabilities	177,516	48,364
Share based compensation	6,538,261	693,999
Loss on settlement of debt	236,616	-
Foreign exchange gain	(619,804)	-
Non-cash working capital items:
Amounts receivable and prepaid expenses	(516,345)	(28,690)
Accounts payable and accrued liabilities	255,578	120,023
Deposit payable	1,788,500	-
Net cash used in operating activities	(5,608,397)	(1,736,369)

Investing activities
Purchase of property, plant and equipment	(24,249,559)	(393,660)
Net funds for loan receivable	-	1,074,257
Net cash (used in) provided by investing activities	(24,249,559)	680,597

Financing activities
Proceeds from private placement, net of costs	50,265,763	(39,355)
Repurchase of shares	(390,029)	-
Loans payable	1,473,495	-
Repayment of loan payable	(3,975,083)	-
Lease payments	(260,680)	(201,977)
Net cash provided by (used in) financing activities	47,113,466	(241,332)
Net change in cash	17,255,510	(1,297,104)
Cash, beginning of period	31,250	1,303,937
Cash, end of period	$17,286,760	$6,833

Supplemental information
Interest paid	$117,697	$6,507

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in United States Dollars) (Unaudited)

	Number of shares				Cumulative	Digital currency
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Translation Adjustment	revaluation reserve	Deficit	Total
Balance, December 31, 2019	6,530,560	-	$20	$-	$-	$-	$(274,733)	$(274,713)
Issuance of Old Digihost shares for transfer of lease and property and equipment and intangibles (notes 7, 9, 10 and 11)	-	-	4,264,000	-	-	-	-	4,264,000
Cancellation of founder shares (note 13(b)(ii))	-	-	(20)	-	-	-	-	(20)
Shares issued pursuant to reverse takeover transaction (note 3)	29,820,000	-	5,914,916	-	-	-	-	5,914,916
Private placement (note 13(b)(i))	5,592,487	-	4,021,033	-	-	-	-	4,021,033
Share exchange for proportionate voting shares (note 13(b)(i))	(1,999,997)	10,000	-	-	-	-	-	-
Shares issued as payment for accounts payable (note 13(b)(iii))	130,611	-	94,639	-	-	-	-	94,639
Share based compensation	-	-	-	693,999	-	-	-	693,999
Transaction with owners	40,073,661	10,000	14,294,588	693,999	-	-	(274,733)	14,713,854
Revaluation of digital currency	-	-	-	-	-	256,195	-	256,195
Net loss for the period	-	-	-	-	-	-	(3,974,805)	(3,974,805)
Total comprehensive loss for the period	-	-	-	-	-	256,195	(3,974,805)	(3,718,610)
Balance, September 30, 2020	40,073,661	10,000	$14,294,588	$693,999	$-	$256,195	$(4,249,538)	$10,995,244

Balance, December 31, 2020	40,073,661	10,000	$12,541,038	$1,267,551	$118,162	$1,982,501	$(5,465,446)	$10,443,806
Private placements (note 13(b)(vi)(vii)(viii)(ix)(x))	34,667,022	-	50,059,301	5,044,691	-	-	-	55,103,992
Cost of issue - cash (note 13(b)(viii)(ix)(x))	-	-	(4,838,229)	-	-	-	-	(4,838,229)
Cost of issue - broker warrants (note 13(b)(viii)(ix)(x))	-	-	(3,035,477)	3,035,477	-	-	-	-
Shares issued as payment for accounts payable (note 13(b)(v))	200,000	-	305,055	-	-	-	-	305,055
Share cancelled (note 13(b)(iv))	(379,600)	-	(235,425)	-	-	-	(158,952)	(394,377)
Units issued as commission (note 13(b)(vii))	148,148	-	-	-	-	-	-	-
Share based compensation	-	-	-	6,538,261	-	-	-	6,538,261
Transaction with owners	74,709,231	10,000	54,796,263	15,885,980	118 162	1,982,501	(5,624,398)	67,158,508
Revaluation of digital currency	-	-	-	-	-	1,951,362	-	1,951,362
Net income (loss) for the period	-	-	-	-	(644,436)	-	521,039	(123,397)
Total comprehensive income for the period	-	-	-	-	(644,436)	1,951,362	521,039	1,827,965
Balance, September 30, 2021	74,709,231	10,000	$54,796,263	$15,885,980	$(526,274)	$3,933,863	$(5,103,359)	$68,986,473

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

1.	Nature of operations

Digihost Technology Inc. (the "Digihost") was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiary, Digihost International, Inc., (together the "Company") is a blockchain technology company with operations in cryptocurrency mining. The head office of the Company is located at 1001 East Delavan Avenue, Buffalo, New York, 14215.

On February 14, 2020, a reverse takeover transaction (the “RTO Transaction”) between Digihost International, Inc. ("Old Digihost") and HashChain Technology Inc. ("HashChain") was completed (note 3). On completion of the RTO Transaction, Old Digihost was determined to be the accounting acquirer and accordingly, the financial statements are a continuation of the Old Digihost. In connection with completion of the RTO Transaction, HashChain has changed its name to “Digihost Technology Inc.”. The Company carried on the business of HashChain as a Tier 2 technology issuer under the symbol "DGHI". Digihost subordinate voting shares were listed for trading on the TSX Venture Exchange ("TSXV") February 20, 2020.

These unaudited condensed interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on October 19, 2021.

2.	Significant accounting policies

(a)	Statement of compliance

The Company applies IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of October 19, 2021, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2020. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2021 could result in restatement of these unaudited condensed interim consolidated financial statements.

(b)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these unaudited condensed interim consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

(c)	Critical accounting judgements, estimates and assumption

The preparation of these financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of receipt. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Business combination

Management uses judgement to determines whether assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.

The Company completed the RTO Transaction in February 2020 (note 3) and concluded that the entity acquired did qualify as a business combination under IFRS 3, “Business Combinations”, as significant processes were acquired. Accordingly, the RTO Transaction has been accounted for as a business combination.

(iii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

2.	Significant accounting policies (continued)

(c)	Critical accounting judgements, estimates and assumption (continued)

Significant judgements (continued)

(iv)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 5) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

(iv)	Impairment of goodwill

Goodwill is tested for impairment if there is an indicator of impairment and annually for all CGUs with goodwill. The Company considers both external and internal sources of information for indications that goodwill is impaired. External sources of information we consider include changes in the market and economic and legal environment in which the CGU operates that are not within its control and affect the recoverable amount of goodwill. Internal sources of information considered include the strategic plans for the Company including estimates of revenue and other indications of economic performance of the assets.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

3.	Reverse takeover

On February 14, 2020, there was a RTO Transaction between Old Digihost and HashChain. In connection with completion of the RTO Transaction, HashChain acquired all the issued and outstanding shares of Old Digihost in exchange for 29,820,000 subordinate voting shares of the Company. In substance, the transaction involves Old Digihost shareholders obtaining control of the Company; accordingly, the transaction is considered to be a reverse acquisition transaction under which Old Digihost is identified as the accounting acquirer.

At the time of the transaction, HashChain had operations in cryptocurrency mining and met the definition of a business, and the transaction was accordingly considered a business combination. The purpose of the RTO Transaction was to acquire the operations of HashChain and to obtain listing on a public exchange. The transaction costs associated with this RTO Transaction was $59,149.

As Old Digihost was deemed to be the acquirer for accounting purposes, these consolidated financial statements present the historical financial information to the date of the Transaction are those of Old Digihost presented as a continuation of Old Digihost.

Pursuant to the business combination transaction, the net assets acquired from the acquisition are to be recorded at their estimated fair values in accordance with IFRS 3. The allocation of the purchase consideration is as follows:

Consideration
Fair value of 6,530,560 subordinate voting shares of HashChain (1)	$2,957,458

Net assets acquired
Property, plant and equipment	$2,244,509
Accounts payable and other payables	(576,957)
1,667,552
Goodwill acquired (2)	1,289,906
$2,957,458

(1)	The common shares issued were valued based on the HashChain closing price of CAD$0.60 on the TSXV on February 14, 2020.

(2)	The goodwill acquired from the RTO Transaction is primarily attributable to the synergies expected to arise from vertical integration of the cryptocurrency mining operations which is the only segment of the Company.

4.	Amounts receivable and prepaid expenses

	As at	As at
	September 30,	December 31,
	2021	2020
Prepaid insurance	$197,387	$12,622
Amounts receivable	331,580	-
	$528,967	$12,622

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

5.	Digital currencies

The Company's holdings of digital currencies consist of the following:

	As at	As at
	September 30,	December 31,
	2021	2020
Bitcoin	$19,807,612	$4,508,042
Ethereum	3,004,350	-
	$22,811,962	$4,508,042

The continuity of digital currency was as follows:

	Number of		Number of
	Bitcoin	Amount	Ethereum	Amount
Balance, December 31, 2020	154	$4,508,042	-	$-
Bitcoin mined	348	15,365,382	-	-
Received from sale of property, plant and equipment	13	735,197	63	204,318
Received from private placement	1	47,671	-	-
Exchange of digital currencies	(63)	(3,219,388)	938	3,219,388
Revaluation adjustment(1)	-	2,370,708	-	(419,356)
Balance, September 30, 2021	453	$19,807,612	1,001	$3,004,350
Bitcoin - current(2)	453	$19,807,612	1,001	$3,004,350

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at September 30, 2021, the prices of Bitcoin and Ethereum were $43,791 and $3,002, respectively resulting in revaluation (loss) gain of $(2,370,708) and $419,356, respectively and recorded to other comprehensive income.

(2)	Digital currencies that are held by the Company and available for use as at September 30, 2021.

6.	Loan receivable

As at September 30, 2021, Nyam, LLC, a company controlled by the Chief Executive Officer ("CEO") was owed $141,552 (December 31, 2020 - $141,552). These amounts are non-interest bearing, unsecured and due on demand.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

7.	Property, plant and equipment

	Data				Leasehold		Powerplant
	miners		Equipment		improvement		in progress	Total
Cost
Balance - December 31, 2019	$-		$-		$-		$-	$-
Additions	3,558,280	(1)	2,760,000	(2)	1,040,000	(2)	-	7,358,280
Acquired from RTO Transaction	2,244,509		-		-		-	2,244,509
Balance - December 31, 2020	$5,802,789		$2,760,000		$1,040,000		$-	$9,602,789
Additions	20,878,123	(3)	438,285		-		2,933,151	24,249,559
Disposal	(487,939)		-		-		-	(487,939)
Balance - September 30, 2021	$26,192,973		$3,198,285		$1,040,000		$2,933,151	$33,364,409
Accumulated depreciation
Balance - December 31, 2019	$-		$-		$-		$-	$-
Depreciation	2,538,211		479,888		87,056		-	3,105,155
Balance - December 31, 2020	$2,538,211		$479,888		$87,056		$-	$3,105,155
Depreciation	1,594,216		444,937		78,006		-	2,117,159
Disposal	(487,949)		-		-		-	(487,949)
Balance - September 30, 2021	$3,644,478		$924,825		$165,062		$-	$4,734,365
Net carrying value
As at December 31, 2020	$3,264,578		$2,280,112		$952,944		$-	$6,497,634
As at September 30, 2021	$22,548,495		$2,273,460		$874,938		$2,933,151	$28,630,044

(1)	Mining assets of $2,404,020 purchased by the Company in February 2020 from Nyam, LLC.

(2)	Assets acquired as part of facility lease assignment prior of the closing of the RTO Transaction (see note 11).

(3)	On May 12, 2021, the Company signed a definitive purchase agreement to acquire approximately 10,000 high-performance Bitcoin miners. The miners were sourced from Northern Data AG for approximately CAD$54,000,000.

Pursuant to the terms of the purchase agreement, the Company has concurrently entered into a hosting agreement with Northern Data in connection with the miners, whereby Northern Data will provide services to the Company including the installation and hosting of the miners in proprietary pre-manufactured performance optimized mobile data centres to be located at Digihost’s company-owned facility.

As at September 30, 2021, the Company has acquired approximately $17,903,000 of miners.

8.	Goodwill

	As at	As at
	September 30,	December 31,
	2021	2020
Balance, beginning of period	$1,342,281	$-
RTO transaction	-	1,289,906
Foreign currency translation	(2,037)	52,375
Balance, end of period	$1,340,244	$1,342,281

For the realization of its impairment test, management has used the approach of fair value less costs to sell. The fair value is derived from the market capitalization of the Company as September 30, 2021 and management determined that the fair value less cost of sales, was higher than the carrying value of the CGU. Following this analysis, management has determined that no impairment was necessary. For these tests, the Company allocates all of its goodwill to a single CGU, the Company as a whole, since this is the lowest level at which goodwill is monitored for internal purposes.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

9.	Intangible asset

Intangible asset relates to the right of use of an electric power facility.

	As at	As at
	September 30,	December 31,
	2021	2020
Balance, beginning of period	$1,572,500	$-
Addition at cost	-	1,680,000
Amortization	(96,932)	(107,500)
Balance, end of period	$1,475,568	$1,572,500

10.	Right-of-use assets

	As at	As at
	September 30,	December 31,
	2021	2020
Balance, beginning of period	$2,413,720	$-
Additions	-	2,588,107
Depreciation	(148,718)	(174,387)
Balance, end of period	$2,265,002	$2,413,720

Rights-of-use assets are depreciated over a 13 year term. Refer to note 11 for further details.

11.	Lease liabilities

On February 14, 2020, prior to the closing of the RTO Transaction, BIT Management, LLC, Nyam, LLC and BIT Mining International, LLC (collectively the "Sellers", all companies controlled by the CEO of Digihost) sold to the Company leasehold improvements and equipment and transferred and assigned the lease of the 1001 East Delavan facility. As consideration, Digihost issued 164,000 common shares. These transactions resulted in increases in equipment of $2,760,000, leasehold improvements of $1,040,000, intangible assets of $1,680,000 and right of use assets and lease liabilities of $2,588,107 for a total of $5,480,000 recorded in share capital.

The leases have an initial term ending in March 2023 and have renewal options. The Company intends to renew the leases for an additional 10 years. When measuring lease liability, the Company's incremental borrowing rate applied was estimated to be 10% per annum.

Nyam, LLC made security deposits of $37,917 on the lease. The lease is also guaranteed personally by the CEO.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

11.	Lease liabilities (continued)

The continuity of the lease liabilities are presented in the table below:

	As at	As at
	September 30,	December 31,
	2021	2020
Balance, beginning of period	$2,546,160	$-
Additions	-	2,588,107
Interest	177,516	216,434
Lease payments	(260,680)	(258,381)
Balance, end of period	$2,462,996	$2,546,160
Current portion	$122,636	$111,672
Non-current portion	2,340,360	2,434,488
Total lease liabilities	$2,462,996	$2,546,160

Maturity analysis - contractual undiscounted cash flows

As at September 30, 2021
Less than one year	$350,274
One to five years	1,405,736
More than five years	2,284,320
Total undiscounted lease obligations	$4,040,330

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

12. Loans payable

The Company procured loans as follows:

	As at	As at
	September 30,	December 31,
	2021	2020
Loans at interest rate of 8%, payable on demand. Secured by Bitcoin equivalent to 120% of the value of the loan. When the market value of the collateral drops to less than 110% or exceeds 120% of the loan, Bitcoin must be transferred to or from the lender to maintain the collateral amount.	$-	$1,182,333
Loans at interest rate of 6.5% and 9.5%, maturing in January 2021. Secured by Bitcoin equivalent to 80% of the value of the loan. When the market value of the collateral drops to less than 80% or exceeds 120% of the loan, Bitcoin must be transferred to or from the lender to maintain the collateral amount.	-	385,750
Loan at interest rate of 17.5%, maturing on April 1, 2022. The loan is to be repaid in 24 monthly payment of $19,873, capital and interest. The loan is secured by Bitcoin equivalent to 120% of the value of the loan.	-	400,000
Loan at interest rate of 17.5%, maturing on April 1, 2022. The loan is to be repaid in 24 monthly payment of $28,568, capital and interest. The loan is secured by Bitcoin equivalent to 120% of the value of the loan.	-	575,000
Total loans	$-	$2,543,083
Current	$-	$2,010,172
Non-current	$-	$532,911

(1)	On February 18, 2021, the Company received loan proceeds in the amount of approximately $41,495 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The Company utilized the funds received as intended and the loan was forgiven during the third quarter of 2021.

	As at	As at
	September 30,	December 31,
	2021	2020
Balance, beginning of the period	$2,543,083	$-
New loans	1,473,495	2,543,083
Repayment of loans	(3,975,083)	-
Forgiveness of loan	(41,495)	-
Balance, end of the period	$-	$2,543,083

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

13.	Share capital

a) Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder's option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b) Subordinate voting shares and proportionate voting shares issued

(i) In 2019, the Company closed a non-brokered private placement, for aggregate gross proceeds of $4,064,431 (CAD$5,395,338) from the sale of 5,481,912 common share subscription receipts at a price of CAD$0.96, with each common share subscription receipt exchangeable for one common share of Digihost, and 110,575 unit subscription receipts at a price of CAD$1.20 per unit subscription receipt, with each unit subscription receipt exchangeable for one unit. Each unit consisted of one subordinate voting share and one subordinate voting share purchase warrant of Digihost. Each warrant entitles the holder thereof to acquire one subordinate voting share at a price of CAD$1.75 with expiry date August 14, 2021. The proceeds were received prior to December 31, 2020 and were recorded as subscription liability. In February 2020, prior to the closing of the RTO transaction, the subscription receipts were exchanged for 5,592,487 common shares of Digihost and then exchanged for 5,592,487 subordinate voting shares of the Company.

The grant date fair value of the 110,575 warrants was estimated as $20,000.

In addition, immediately prior to completion of the RTO Transaction, the Company exchanged 1,999,997 subordinate voting shares of Digihost owned by the CEO and director of Digihost for 10,000 proportionate voting shares.

(ii) On February 14, 2020, the Company cancelled the 2 founder shares of Old Digihost.

(iii) On February 14, 2020, the Company issued 130,911 subordinate voting shares as settlement of payables of $59,149.

(iv) On December 7, 2020, the Company announced that it has received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 2,003,683 of its subordinate voting shares for cancellation (the “Bid”). The Company received acceptance from the TSXV to commence the Bid on December 10, 2020. The Bid will terminate on December 10, 2021, or on an earlier date in the event that the maximum number of subordinate voting shares sought in the Bid has been repurchased. The Company reserves the right to terminate the Bid at any time. As at September 30, 2021, the Company repurchased and cancelled 154,500 subordinate voting shares.

(v) On February 9, 2021, the Company issued 200,000 subordinate voting shares (valued at $305,055) to settle a debt of $40,000 with two third-party creditors.

(vi) On January 8, 2021, the Company closed a non-brokered private placement for 349,876 subordinate voting shares for CAD$0.81 for gross proceeds of $220,551.

(vii) On February 18, 2021, the Company closed a non-brokered private placement financing for 4,938,271 subordinate voting shares for CAD$0.81 for gross proceeds of $3,124,018 (CAD$4,000,000). In connection with the private placement, the Company will pay a commission of 148,148 Shares to third party advisors.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

13.	Share capital (continued)

(viii) On March 16, 2021, the Company closed a non-brokered private placement financing for 9,363,296 units for CAD$2.67 per unit for gross proceeds of $19,985,611 (CAD$25 million). Each unit consists of 9,363,296 subordinate voting shares of the Company and warrants to purchase 9,363,296 subordinate voting shares. The warrants have an exercise price of CAD$3.14 per Share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,978,303 and 749,064 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$3.3375 at any time for a period of three years from the issuance date. The warrants and broker warrants were assigned an aggregate value of $1,976,106 using the residual method.

(ix) On April 9, 2021, the Company closed a non-brokered private placement financing for 11,682,243 units for CAD$2.14 per unit for gross proceeds of $19,748,795 (CAD$25 million). Each unit consists of 11,682,243 subordinate voting shares of the Company and warrants to purchase 11,682,243 subordinate voting shares. The warrants have an exercise price of CAD$2.37 per Share and exercise period of four years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,695,460 and 934,579 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$2.675 at any time for a period of four years from the issuance date. The warrants and broker warrants were assigned an aggregate value of $4,054,513 using the residual method.

(x) On June 18, 2021, the Company closed a non-brokered private placement financing for 8,333,336 units for CAD$1.80 per unit for gross proceeds of $12,025,016 (CAD$15 million). Each unit consists of 8,333,336 subordinate voting shares of the Company and warrants to purchase 6,250,002 subordinate voting shares. The warrants have an exercise price of CAD$1.99 per subordinate voting share and exercise period of three years from the issuance date.

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,164,466 and 666,667 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$2.25 at any time for a period of three years from the issuance date. The warrants and broker warrants were assigned an aggregate value of $2,049,549 using the residual method.

14. Warrants

		Weighted Average
	Number of	Exercise Price
	Warrants	(CAD$)
Balance, December 31, 2019	-	-
Issued (note 13(b)(i))	110,575	1.75
Balance, September 30, 2020	110,575	1.75
Balance, December 31, 2020	110,575	1.75
Issued (note 13(b)(viii)(ix)(x))	29,645,851	2.56
Expired	(110,575)	1.75
Balance, September 30, 2021	29,645,851	2.56

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

14.	Warrants (continued)

The following table reflects the warrants issued and outstanding as of September 30, 2021:

		Weighted
Number of		Average
Warrants	Exercise	Contractual
Outstanding	Price (CAD$)	Life (years)	Expiry Date
9,363,296	3.14	2.46	March 16, 2024
749,064	3.3375	2.46	March 16, 2024
6,250,002	1.99	2.72	June 18, 2024
666,667	2.25	2.72	June 18, 2024
11,682,243	2.37	3.53	April 9, 2025
934,579	2.675	3.53	April 9, 2025
29,645,851	2.56	2.97

15.	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company's issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

		Weighted Average
	Number of	Exercise Price
	Stock Options	(CAD$)
Balance, December 31, 2019	-	-
Granted (i)	1,875,000	0.96
Balance, September 30, 2020	1,875,000	0.96
Balance, December 31, 2020	1,875,000	0.96
Granted (ii)(iii)(iv)(v)(vi)	5,470,491	2.01
Balance, September 30, 2021	7,345,491	1.74

(i) On February 14, 2020, the Company granted stock options to directors, officers and consultants of the Company to acquire an aggregate of 1,875,000 subordinate voting shares. The stock options may be exercised at a price of CAD$0.96 per share and expire on February 14, 2025. The stock options vest six months after grant date.

A value of CAD$0.88 per option was estimated for the 1,875,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$0.96; exercise price of CAD$0.96; expected dividend yield of 0%; expected volatility of 154% which is based on comparable companies; risk-free interest rate of 1.37%; and an expected average life of five years. An expense of $1,247,551 was recorded during the year ended December 31, 2020.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

15.	Stock options (continued)

(ii) On January 5, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 1,650,491 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$1.25 and expire on January 5, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$0.92 per option was estimated for the 1,650,491 stock options on the date of grant with the following assumptions and inputs: share price of CAD$1.01; exercise price of CAD$1.25; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.39%; and an expected average life of five years. For the nine months ended September 30, 2021, an expense of $1,181,970 was recorded.

(iii) On February 24, 2021, the Company granted stock options to consultants of the Company to acquire an aggregate of 150,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$4.64 and expire on February 24, 2026. The stock options vested immediately.

A value of CAD$4.26 per option was estimated for the 150,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$4.64; exercise price of CAD$4.64; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.73%; and an expected average life of five years. For the nine months ended September 30, 2021, an expense of $512,670 was recorded.

(iv) On March 26, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 1,600,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$2.49 and expire on March 25, 2026. The stock options vest fully on the six - month anniversary of the date of grant.

A value of CAD$2.29 per option was estimated for the 1,600,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$2.49; exercise price of CAD$2.49; expected dividend yield of 0%; expected volatility of 155% which is based on comparable companies; risk-free interest rate of 0.90%; and an expected average life of five years. For the nine months ended September 30, 2021, an expense of $1,547,617 was recorded.

(v) On May 17, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 1,290,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$2.45 and expire on May 17, 2026. The stock options vest fully on the six - month anniversary of the date of grant.

A value of CAD$2.03 per option was estimated for the 1,290,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$2.62; exercise price of CAD$2.45; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years. For the nine months ended September 30, 2021, an expense of $501,184 was recorded.

(vi) On June 22, 2021, the Company granted stock options to directors, officers, employees and consultants of the Company to acquire an aggregate of 780,000 subordinate voting shares. Each stock option is exercisable into a subordinate voting share at a price of CAD$1.40 and expire on June 22, 2026. The stock options vest fully on the six-month anniversary of the date of grant.

A value of CAD$1.02 per option was estimated for the 780,000 stock options on the date of grant with the following assumptions and inputs: share price of CAD$1.34; exercise price of CAD$1.40; expected dividend yield of 0%; expected volatility of 105% which is based on comparable companies; risk-free interest rate of 0.95%; and an expected average life of five years. For the nine months ended September 30, 2021, an expense of $27,864 was recorded.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2021

(Expressed in United States Dollars) (Unaudited)

15.	Stock options (continued)

The following table reflects the stock options issued and outstanding as of September 30, 2021:

		Weighted Average		Number of
		Remaining	Number of	Options	Number of
	Exercise	Contractual	Options	Vested	Options
Expiry Date	Price (CAD$)	Life (years)	Outstanding	(exercisable)	Unvested
February 14, 2025	0.96	3.38	1,875,000	1,875,000	-
January 5, 2026	1.25	4.27	1,650,491	1,650,491	-
February 24, 2026	4.64	4.41	150,000	150,000	-
March 25, 2026	2.49	4.48	1,600,000	1,600,000	-
May 17, 2026	2.45	4.63	1,290,000	-	1,290,000
June 22, 2026	1.40	4.73	780,000	-	780,000
	1.74	4.20	7,345,491	5,275,491	2,070,000

16.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Professional fees (1)	$18,849	$10,320	$72,239	$31,181
Share based compensation(2)	2,500,175	144,138	5,248,423	582,959
	$2,519,024	$154,458	$5,320,662	$614,140

(1)	In September 2019, Ms. Cindy Davis was appointed Chief Financial Officer of the Company. Ms. Davis is also a senior employee of Marrelli Support Services Inc. (“Marrelli Support”). Marrelli Support also provides accounting services to the Company. On April 29, 2021, Mr. Paul Ciullo was appointed as the Chief Financial Officer replacing Ms. Davis.

(2)	Represents the share based compensation for officer and directors.

A Surety Bond of $341,000 issued to a supplier is guaranteed by Nyam, LLC, a company controlled by the CEO.

See notes 6, 7, 11 and 12 for additional related party transactions.

Digihost Technology Inc.

Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2021
(Expressed in United States Dollars) (Unaudited)

17.	Additional information on the nature of comprehensive loss components

	Nine Months Ended
	September 30,
	2021	2020
Expenses for employee benefits
Operating and maintenance costs	$349,833	$108,313
Professional fees	72,239	31,181
Share based compensation	6,538,261	693,999
	$6,960,333	$833,493

Net financial expenses
Interest in loans	$96,134	$20,280
Interest on lease liabilities	177,516	48,364
	$273,650	$68,644

18.	Segmented reporting

The Company has one operating segment being cryptocurrency mining located in the United States. The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at September 30, 2021	Canada	United States	Total
Current assets	$129,177	$40,640,064	$40,769,241
Non-current assets	1,340,244	32,370,614	33,710,858
Total assets	$1,469,421	$73,010,678	$74,480,099

As at December 31, 2020	Canada	United States	Total
Current assets	$-	$4,693,466	$4,693,466
Non-current assets	1,342,281	10,483,854	11,826,135
Total assets	$1,342,281	$15,177,320	$16,519,601

19.	Subsequent event

On October 5, 2021, the Company announced that it intends to consolidate the outstanding subordinate voting shares and proportionate voting shares of the Company on the basis of three (3) pre-consolidation shares for every one (1) post-consolidation share in order to facilitate a proposed listing of its subordinate voting shares on the Nasdaq Capital Market and satisfy the minimum share price requirement set by Nasdaq.

The Company currently has 75,078,831 subordinate voting shares and 10,000 proportionate voting shares issued and outstanding, and, following the Consolidation, it is expected there will be approximately 25,026,277 subordinate voting shares and 3,333 proportionate voting shares issued and outstanding. The exercise price and number of subordinate voting shares issuable upon the exercise of the Company’s outstanding options and warrants will also be proportionately adjusted upon completion of the Consolidation. The Company will not issue any factional post-consolidation shares as a result of the Consolidation. Instead, each fractional share remaining after conversion will be rounded down to the nearest whole post (1) consolidation share.